October 28, 2019

VIA ELECTRONIC TRANSMISSION

Securities and Exchange Commission

100 F Street, NE

Washington, DC 20549

Re:	Harbor Funds (the “Trust”)

Post Effective Amendment No. 150

File Nos. 33-5852 and 811-4676

Ladies and Gentlemen:

This correspondence is being filed for the purpose of responding to comments of the staff of the Securities and Exchange Commission provided by Ms. Kimberly Browning of the Division of Investment Management with respect to Post-Effective Amendment (“PEA”) No. 150 to the Trust’s registration statement on Form N-1A.

Set forth below are the staff’s verbal comments together with the Trust’s responses.

COMMENT 1	(Prospectus – Harbor Target Retirement 2060 Fund – Fund Summary – Fees and Expenses of the Fund)

Please remove from the “Fees and Expenses of the Fund” section of the Fund Summary the sentence reading “[t]he table below does not reflect brokerage commissions you may pay when buying or selling shares of the Fund” in light of the fact that Harbor Target Retirement 2060 Fund (the “Fund”) is only available for investment through retirement plans.

Response:

The requested change has been made. The sentence identified above has been removed from all Fund Summaries of Harbor Target Retirement Funds in light of the fact that shares of Harbor Target Retirement Funds are currently available for sale only through retirement plans sponsored by Harbor Capital Advisors, Inc. and Owens-Illinois, Inc.

COMMENT 2	(Prospectus – Harbor Target Retirement 2060 Fund – Fund Summary – Fees and Expenses of the Fund)

Please add prominent disclosure in the “Fees and Expenses of the Fund” section noting that shares of the Fund can only be purchased through a retirement plan.

Response:

The requested change has been made with respect to all Harbor Target Retirement Funds. The introductory paragraph to the “Fees and Expenses of the Fund” section of the Fund’s Fund Summary has been revised to read:

“This table describes the fees and expenses that you may pay if you buy and hold shares of the Fund. Shares of the Fund are currently available for sale only through retirement plans sponsored by Harbor Capital Advisors, Inc. and Owens-Illinois, Inc.”

P.O. Box 804660 | Chicago, Illinois 60680-4108

800-422-1050 | www.harborfunds.com

Distributed by Harbor Funds Distributors, Inc.

Securities and Exchange Commission

October 28, 2019

COMMENT 3	(Prospectus – Harbor Target Retirement 2060 Fund – Fund Summary – Principal Investment Strategy)

Please include a reference to the Fund’s Glide Path in the “Principal Investment Strategy” section.

Response:	The requested change has been made with respect to all Harbor Target Retirement Funds. The “Principal Investment Strategy” sections include references to the Glide Path.

COMMENT 4	(Prospectus – Harbor Target Retirement 2060 Fund – Fund Summary – Principal Investment Strategy)

Please revise the name of the “Short Term” target allocation category in the “Principal Investment Strategy” section to reference an asset class.

Response:

The requested change has been made with respect to all Harbor Target Retirement Funds. The target allocation category has been renamed “Money Market” to reflect the type of investment included in this category.

COMMENT 5	(Prospectus – Harbor Target Retirement 2060 Fund – Fund Summary – Principal Investment Strategy)

Please identify the specific derivative instruments in which the Fund may invest and include the appropriate risk disclosure.

Response:

The requested change has been accepted in part. The Registrant notes that the underlying funds in which Harbor Target Retirement Funds invest employ different investment strategies. Accordingly, certain of the underlying funds may invest in different types of derivatives, and such derivative investments may fluctuate over time. The Registrant does not believe that it is appropriate to identify one or more specific types of derivatives in the “Principal Investment Strategy” description.

The Registrant has included “Derivatives Risk” disclosure to the “Principal Risks” section of each Harbor Target Retirement Fund, in light of certain of the underlying funds’ exposure to derivatives. The “Derivatives Risk” disclosure reads as follows:

“Derivatives Risk: The value of derivative instruments held by the underlying fund may not change in the manner expected by an underlying fund’s subadviser, which could result in disproportionately large losses to the underlying fund. Derivatives may also be more volatile than other instruments and may create a risk of loss greater than the amount invested. In addition, certain derivatives may be difficult to value and may be illiquid.”

Securities and Exchange Commission

October 28, 2019

COMMENT 6	(Prospectus – Harbor Target Retirement 2060 Fund – Fund Summary – Principal Risks)

Please revise the “Principal Investment Strategy” disclosure so that it correlates with the “Principal Risks” disclosure for the Fund.

Response:

The requested change has been made. The Registrant has incorporated “Derivatives Risk” disclosure, as discussed above, and “Mortgage- and Asset-Backed Securities Risk” disclosure in the “Principal Risks” of each Harbor Target Retirement Fund. The “Mortgage- and Asset-Backed Securities Risk” disclosure reads as follows:

“Mortgage- and Asset-Backed Securities Risk: Mortgage and other asset-backed derivatives in the underlying fund’s portfolio may have especially volatile prices because the embedded leverage can magnify the impact of the extension or contraction event on the underlying cash flow. Mortgage-related securities are also subject to prepayment and extension risks.”

In addition, the Registrant has disclosed in the “Principal Investment Strategy” section of each Harbor Target Retirement Fund that the underlying funds may employ different investment styles, including growth and value.

COMMENT 7	(Prospectus – Harbor Target Retirement 2060 Fund – Fund Summary – Principal Risks)

Please specify the Fund’s expected duration in light of the fact that the Fund’s “Principal Risk” disclosure references duration with respect to “interest rate risk.”

Response:

The requested change has been made. The Registrant has removed the reference to duration from the “Interest Rate Risk” disclosure. The Registrant notes that the underlying funds in which Harbor Target Retirement Funds invest employ different investment strategies and while certain of the underlying fixed income funds seek to manage their portfolio’s average duration relative to the fund’s benchmark index, other underlying fixed income funds do not focus on bonds with any particular duration or maturity and do not seek to maintain the maturity of the Fund’s portfolio in any particular range. The Registrant does not believe that it is necessary to include a description of the average duration of the underlying funds’ portfolios in the “Principal Investment Strategy” section, as this would vary among the underlying funds and over time.

COMMENT 8	(Prospectus – Harbor Target Retirement 2060 Fund – Fund Summary – Buying and Selling Fund Shares)

Please revise the “Buying and Selling Fund Shares” section to reflect the fact that the Fund is only available for sale through retirement plans.

Response:	The disclosure has been revised to read as follows:

“Shares of Harbor Target Retirement Funds are currently available for sale only through retirement plans sponsored by Harbor Capital Advisors, Inc. and Owens-Illinois, Inc. You may conduct transactions in the Fund through your retirement plan administrator.”

Securities and Exchange Commission

October 28, 2019

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Please note that (i) the Trust does not involve a master-feeder arrangement and (ii) the Trust’s operations do not raise novel or complex issues of law or policy different from those associated with any other investment company investing in securities of the type in which the Trust may invest. One series of the Trust is a money market fund.

If you have any questions or comments concerning the foregoing or the attached, please contact the undersigned at (312) 443-4428.

Sincerely,

Jodie L. Crotteau
Assistant Secretary

Cc:	Christopher P. Harvey, Esq.
Stephanie Capistron, Esq.
Dechert LLP

Charles F. McCain
Anmarie S. Kolinski
Erik D. Ojala, Esq.
Diana R. Podgorny, Esq.
Harbor Funds